Municipal Fund NSAR-A

Exhibit 77(C ): Matters to a vote of security holders (Unaudited)

A joint special meeting of the shareholders (the “Meeting”) of each of the Lord Abbett Connecticut Tax Free Fund, Lord Abbett Hawaii Tax Free Fund, and Lord Abbett Missouri Tax Free Fund (each, an “Acquired Fund” and collectively, the “Acquired Funds”) was held on November 5, 2010. Each Acquired Fund was a series of the Lord Abbett Municipal Income Fund, Inc. (the “Company”).

The Meeting was held for the purpose of approving an Agreement and Plan of Reorganization between each Acquired Fund and the Lord Abbett National Tax Free Income Fund (the “Acquiring Fund” or the “National Fund”), a series of the Company, providing for: (a) the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange for shares of the corresponding class of the Acquiring Fund and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund; (b) the distribution of such shares to the shareholders of the Acquired Fund; and (c) the termination of the Acquired Fund.

The results of the shareholder vote on the preceding matter were as follows:

Matter	Votes For	Votes Against	Abstentions
1. Proposal – Approval of an Agreement and Plan of Reorganization between the Lord Abbett Connecticut Tax Free Fund and the National Fund.	5,287,227.869	554,220.909	249,962.857
2. Proposal – Approval of an Agreement and Plan of Reorganization between the Lord Abbett Hawaii Tax Free Fund and the National Fund.	10,458,391.732	3,726,019.903	424,031.319
3. Proposal – Approval of an Agreement and Plan of Reorganization between the Lord Abbett Missouri Tax Free Fund and the National Fund.	16,439,920.742	3,035,472.515	1,479,079.722